Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SHOULDERUP TECHNOLOGY ACQUISITION CORP.

February 6, 2025

ShoulderUp Technology Acquisition Corp., (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the corporation is ShoulderUp Technology Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on May 20, 2021, under the name of ShoulderUp Technology Acquisition Corp.

2.	The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 20, 2021, and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was November 19, 2021.

3.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	The text of Section 9.2(a) of Article IX is hereby amended and restated to read in full as follows:

“(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering”;

5.	The text of Section 9.2(e) of Article IX is hereby amended and restated to read in full as follows:

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination”

6.	The text of Section 9.2(f) of Article IX is hereby amended and restated to read in full as follows:

[RESERVED]

7.	The text of Section 9.7 of Article IX of the Charter is hereby amended by deleting the follow words:

“provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation”

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of February 6, 2025.

/s/ Phyllis Newhouse
Phyllis Newhouse
Chief Executive Officer